FORM 5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

☐ Form 3 Holdings Reported

☐ Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

1. Name and Address of Reporting Person	2. Issuer Name **and** Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)			
Dover, Willard D.	**FPL Group, Inc. (FPL)**	**X**	Director		10% Owner
			Officer (give title below)		Other (specify below)

(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Year	7. Individual or Joint/Group Reporting (Check Applicable Line)
Niles, Dobbins, Meeks, Raleigh & Dover 2601 E. Oakland Park Blvd., Suite 400		**December 31, 2002**	

(Street)		5. If Amendment, Date of Original (Month/Year)		Form filed by One Reporting Person
Fort Lauderdale, FL 33306			**X**	

(City) (State) (Zip)				Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
				Amount	A or D	Price			
Common Stock	1/02/02	- -	A [1]	700	A	- -	3,100	D	
Common Stock	- -	- -	- -	- -	- -	- -	100	I	By Daughter

FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)												
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/ Year)	3A. Deemed Execu-tion Date, if any (Month/ Day/ Year	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
					A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Phantom Shares	– –	– –	– –	– –	– –	– –	– –	– –	– –	– –	– –	5,733.587 [2]	D	

Explanation of Responses:

[1] Restricted stock grant made pursuant to the FPL Group, Inc. Non-Employee Directors Stock Plan.

[2] Phantom Shares credited to an account for the reporting person pursuant to the FPL Group, Inc. Supplemental Pension Plan for Non-Employee Directors established in connection with termination of the FPL Group, Inc. Non-Employee Director Retirement Plan. Amount shown does not include previously reported cash dividends that would be payable on the Phantom Shares if the reporting person was the record holder of the number of shares of FPL Group, Inc. Common Stock equal to the Phantom Shares credited to the reporting person or previously reported interest on such dividends because such dividends and interest are not accounted for in Phantom Shares.

DENNIS P. COYLE	**January 27, 2003**
Signature of Reporting Person	Date